

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

February 24, 2009

Mr. Michael J. Prinsloo
Chief Executive Officer
Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario M5X 1E3

> **Re: Banro Corporation**
> **Amendment No. 2 to Annual Report on Form 40-F**
> **for the Fiscal Year Ended December 31, 2007**
> **Filed January 13, 2009**
> **Response Letter Dated February 17, 2009**
> **File No. 1-32399**

Dear Mr. Prinsloo:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Christopher J. Barry, Esq.